Filed by Repligen Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioLife Solutions, Inc.

Filer’s SEC File No.: 001-36362

Date: July 23, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 21, 2026, by and among Repligen Corporation, a Delaware corporation (“Repligen”), Bravo Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Repligen, Bravo Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Repligen, and BioLife Solutions, Inc., a Delaware corporation (“BioLife”), pursuant to which Repligen will acquire, subject to the satisfaction or waiver of the conditions contained in the Merger Agreement, all of the outstanding shares of BioLife’s common stock for $11.25 cash and 0.1442 shares of Repligen’s common stock, on a per share basis.

The following is a transcript of a Repligen conference call held on July 22, 2026, in connection with Repligen’s announcement of the Merger Agreement.

CORPORATE SPEAKERS:

Jacob Johnson

Repligen Corp; Vice President of Investor Relations

Olivier Loeillot

Repligen Corp; President and Chief Executive Officer

Jason Garland

Repligen Corp; Chief Financial Officer

PARTICIPANTS:

Mac Etoch

Stephen Inc.; Analyst

Anna Snopkowski

KeyBanc Capital Markets; Analyst

Daniel Markowitz

Evercore ISI; Analyst

Matt Hewitt

Craig-Hallum; Analyst

Puneet Souda

Leerink Partners; Analyst

Matt Stanton

Jeffries; Analyst

Brendan Smith

TD Cowen; Analyst

Matt Larew

William Blair & Company; Analyst

Mike Polark

Wolfe Research; Analyst

Dan Leonard

RBC Capital; Analyst

PRESENTATION:

Operator^ Good day, ladies and gentlemen, and welcome to the Repligen Corporation acquisition of BioLife Solutions conference call. My name is Elizabeth, and I will be your coordinator.

Please note that there will be a question-and-answer session following the company’s formal remarks. (Operator Instructions).

The company would like to note that there will be a limited timeframe for Q&A, and as such, management kindly requests that each individual ask one question to try to accommodate all.

I would now like to turn the call over to your host for today’s call, Jacob Johnson, Vice President of Investor Relations for Repligen. Please go ahead.

Jacob Johnson^ Thank you, Elizabeth, and good morning, everyone. Thanks for joining us on short notice.

Earlier today, we announced a definitive agreement to acquire BioLife Solutions. In addition to the press release this morning, we have published a presentation, which we will reference in our remarks. The presentation is available on our Investor Relations website.

Joining us on the call today are Repligen’s President and Chief Executive Officer, Olivier Loeillot, and our Chief Financial Officer, Jason Garland.

As a reminder, the forward-looking statements that we make during this call, including those regarding our business goals and expectations for the financial performance of the company, are subject to risks and uncertainties that may cause actual events or results to differ.

Additional information concerning risks related to our business is included in our quarterly reports on Form 10-Q, our annual report on Form 10-K, and our current reports, including the Form 8-K that we are filing today and other filings that we make with the Securities and Exchange Commission.

Today’s comments reflect management’s current views, which could change as a result of new information, future events, or otherwise. The company does not oblige or commit itself to update forward-looking statements, except as required by law.

During this call, we are providing non-GAAP financial results, unless otherwise noted. Reconciliations of GAAP to non-GAAP financial measures are included in the press release that we issued this morning, which is posted to Repligen’s website and on sec.gov.

These adjusted financial measures should not be viewed as an alternative to GAAP measures, but are intended to best reflect the performance of our ongoing operations. With that, I’ll turn the call over to Olivier.

Olivier Loeillot^ Good morning, everyone. Thank you so much for joining us today as we share some very exciting news about an important milestone in Repligen’s journey. We are thrilled to announce that we have signed a definitive agreement to acquire BioLife Solutions for a total consideration of $1.5 billion, using 36% of cash, 64% of Repligen common stock. The transaction is well aligned with our strategy and financially compelling.

Before we discuss the acquisition further, I wanted to quickly confirm that our business continues to execute diligently and we delivered another excellent quarter. We released select preliminary highlights from our second quarter results, headlined by delivering approximately 12% reported and 13% organic revenue growth.

We have also continued to operate incredibly well and saw strong year-over-year margin expansion. We continue to deliver and execute on the strategy we have shared. This includes meeting or building consensus revenue for the past 12 quarters.

As we have always been, we will remain transparent about the trends we see in our business and as evidenced by our Q2 organic growth, we clearly have momentum and we remain excited about the back half of the year. We look forward to discussing our second quarter results and our promising 2026 outlook in more detail on our earnings call next Tuesday, July 28.

We are delivering on our strategy and see strong momentum across the business. We will share more next week, but separate from this transaction, our team recently went through our annual strategic planning process and we remain excited about the growth opportunities that exist across all of our franchises.

We are highly confident in our current portfolio and continue to see a path to our expectations of doubling the size of our company over the medium term while expanding margins. We believe BioLife will complement this momentum.

It represents a unique opportunity for us to add a scaled, highly complementary business that is accredited to our financial profile while strategically enriching a new platform for future growth in one of the most attractive end markets in the bioprocessing ecosystem, cell therapy.

Before we discuss the rationale and benefits of this exciting acquisition, as Jacob mentioned, we posted an investor presentation that I will reference during our prepared remark starting on slide 4.

This morning, we announced we have signed an agreement to acquire BioLife solutions for $31 per share or a total enterprise value of approximately $1.5 billion. The consideration is comprised of 64% in Repligen common stock and 36% in cash.

The boards of both companies have unanimously approved the acquisition and we expect the deal to close in the fourth quarter, subject to regulatory requirements and a BioLife shareholder vote.

For those less familiar with the company, BioLife is headquartered in Bothell, Washington, with sites across the U. S. and Canada. As we performed due diligence, it became apparent that Repligen and BioLife teams have a shared culture of innovation and customer centricity. We are very excited to have BioLife’s talented associates join our team upon closing. BioLife generated $96 million of revenue in 2025, which represented 29% pro forma growth.

This growth is driven by BioLife’s differentiated offerings, most notably their cryopreservation media CryoStor, which represents 80% to 85% of the business. In addition, BioLife offers other consumables, including HypoThermosolto preserve cells at refrigerated temperatures, hPL growth factors, CellSeal bags, and vials. Further, BioLife’s capital equipment revenue includes their Signata filling machine and ThawSTAR automated thawing system.

We see this acquisition as a one-step adjacency. Our combination with BioLife will add a complementary set of products and customer solutions to our offering in this fast-growing new modality, without drifting from our bioprocessing core. Jason will share more details, but the transaction is very attractive financially.

We expect it will improve our revenue growth trajectory and margin profile. And with that, we believe it will be a straightforward integration, including the realization of at least US$20 million in year one synergies. We expect to deliver immediate adjusted EPS accretion in year one.

Putting this together, we are buying a unique and differentiated asset that helps accelerate our strategy growth with a compelling financial profile. This checks all the boxes of the M&A criteria we have previously outlined.

Moving to slide 5, we see four reasons why we expect BioLife to strengthen our business. First, BioLife tracks our cell therapy leadership by adding a differentiated portfolio of products, serving this rapidly-growing end market. Our combination expands Repligen leadership and increases our exposure to one of the fastest-growing biologic modalities.

Commercial cell therapies are projected to grow at $23 CAGR through the end of the decade, and these therapies represent a meaningful portion of our customers’ pipeline. BioLife will enhance our offering and provide us with additional opportunities for both organic and inorganic growth.

Second, it adds a deeply-embedded and highly-trusted platform to our portfolio. BioLife has been a partner to cell therapy developers for over a decade and is seen as a gold standard in cryopreservation.

Their differentiated cryo biopreservation media, led by CryoStor, supports 18 commercially-approved therapies and the majority of U. S. commercially-sponsored cell-based therapy trials. BioLife generates 46% of its revenue from commercial therapies and 98% from high-margin recurring consumables, which creates a sticky recurring revenue base. As you would expect, all of this will enhance Repligen’s financial profile.

Third, the future combination of our companies will bring important benefits to customers by expanding our robust offering of cell-therapy workflow solutions. BioLife’s critical cryopreservation solutions are highly complementary to Refugee’s existing offering for the cell-therapy market.

This will expand our shared customer touch points, with Repligen benefiting from BioLife’s trusted customer relationship, while BioLife will benefit from Repligen’s broad commercial reach, including our growing presence in Asia Pacific. The combination will also accelerate Repligen’s plan to launch an integrated solution offering for the cell-therapy market to better serve our customer base.

Finally, we expect to see long-term value creation from this deal. As we have done historically, we plan to invest in BioLife to drive innovation and to enhance the customer experience. Given BioLife’s margin profile and attractive end markets, this should accelerate our profitable growth. In addition, by adding a new growth vertical, we see the potential for additional accretive M&A opportunities.

I turn the call over to Jason to discuss how this acquisition fits with our M&A criteria.

Jason Garland^ Thanks, Olivier.

I want to echo Olivier’s excitement about this transaction. This is a unique opportunity for us to add a differentiated and scaled asset that serves a growing end market and is accretive to our financial profile across the board.

As you can see on slide 6, this acquisition fully aligns with the deal criteria we have previously outlined. First, BioLife brings a highly differentiated offering through its leading cell-processing solutions. It is a trusted platform with significant regulatory recognition. This includes their leading biopreservation media platform, backed by a proprietary formulation. In addition, BioLife offers a portfolio of cell-processing tools like hPL and CellSeal containment solutions, which are used across the cell-therapy workflow.

Second, BioLife advances our strategy by strengthening our position in the cell-therapy market, providing additional touch points and levers to add value for customers.

And third, from a financial perspective, this deal checks all the boxes. It is accretive to growth, margins, and year one adjusted earnings per share. In addition, we expect a high single-digit ROIC over the medium term. This is backed by a sizable synergy opportunity.

Olivier Loeillot^ Thanks, Jason.

Moving to slide 7, we want to share our view of how important the cell-therapy modality is to the bioprocessing industry and why we see this as such a rapidly growing end market.

We recognize that development of the new modality market has not always been linear, but there are clear reasons for optimism as it relates to the cell-therapy end market. If you look at the pipeline, there are more than 1,100 global cell-therapies in clinical trials currently. This makes cell-therapy the second largest biologic modality behind traditional proteins and antibodies.

Following acquisition clause, our pro forma new modalities exposure will be approximately 25%, of which half will be cell therapy. That said, new modalities currently represent 50% of our customer pipelines. Cell therapies represent 22% of the overall biopharma customer pipelines.

We see strong growth from this end market in coming years, given commercial demand is forecasted to grow at a 23% CAGR through the end of this decade, driven by strong efficacy data, including the potential for additional approvals. In fact, there are already three cell-therapies that are generating over a billion U.S. dollars in annual revenue.

As I previously mentioned, there is a robust development pipeline, creating an additional opportunity as these customers move through the clinical trial process.

Therapies are moving to earlier line of treatment, opening up larger patient populations. And some of these cell therapies are seeing approvals across a growing number of indications and geographies, further increasing volumes. This also includes a potential for larger volumes from allogenic therapies, an indication for larger patient populations.

Finally, there are regulatory changes that are reducing barriers and increasing access for patients. This is an incredibly exciting market, and we are well positioned to play a larger role in their development of this innovative modality. As you follow the presentation, we’d like to now discuss how this combination will benefit customers with an expanded and broader offering for the cell-therapy workflow.

On page 8, we highlight how BioLife complements our existing solutions for the cell-therapy market. Today, we at Repligen offer solutions for this market across our portfolio, including ATF and fluid management infiltration, resistance and growth factors in proteins, and our upstream analytics capabilities. BioLife will complement these existing solutions.

Further, we will continue to innovate for customers by leveraging our common scientific and commercial expertise in the cell-therapy workflow. In addition, we plan to keep investing in BioLife’s product portfolio to best serve our customers. While not a meaningful driver of our assumed accretion, we have identified revenue synergies from the deal.

Most notably, we see cross-selling opportunities given our overlapping customer base. Repligen will benefit from BioLife’s trusted customer relationship, while BioLife will benefit from our exceptional commercial team’s broad reach, including a lot of opportunities in Asia Pacific. We also see this combination accelerating our plan to launch an integrated solution offering for cell therapy.

As we will discuss more next week, we recently launched this initiative for the antibody drug conjugate end market, and we look forward to building this capability in cell therapy as well.

Finally, this acquisition gives us a platform to further expand our presence in this market. We believe this is a multi-billion-dollar addressable market, and we have identified multiple other areas of interest. This includes, but is not limited to, cytokines, where BioLife has announced a multi-year supply agreement with a partner. We believe the strategic fit of this transaction is undeniable.

Let me hand the call over to Jason to discuss the financials of the deal, and I’ll be back shortly to wrap the discussion.

Jason Garland^ Thanks, Olivier.

Slide 9 helps frame our thinking around the overall deal terms. We believe we have structured the transaction to mutually benefit both companies. The deal values BioLife at $31 per share. The consideration will consist of $11 25 per share cash components and 0. 1442 Repligen common shares per one BioLife share. This translates to $564 million of cash that would be funded with cash on hand.

The equity component will result in the issuance of $7.2 million Repligen shares. This represents a $1.5 billion enterprise value, or 11 times 2027 consensus revenue, and a compelling enterprise value to EBITDA multiple when fully synergized. We believe this reflects BioLife’s unique value proposition while also being accretive to our shareholders.

For Repligen, the structure allows us to preserve balance sheet flexibility for further investment, as we will have more than $300 million of pro forma cash following the deal closing, representing approximately one times net leverage.

Finally, as Olivier underscored, we believe that it is a financially compelling transaction as it accretive to our revenue growth, our margins, and we expect to achieve one-year adjusted earnings per share accretion. On the top line, our deal model assumes BioLife is accretive to our medium-term growth algorithm.

BioLife grew 25% in the first quarter, and as included in the press release this morning, BioLife has also pre-released strong second quarter revenue growth of 21%. Longer term, the cell-therapy market is expected to grow greater than 20% through the end of the decade. As our deal model only assumes limited revenue synergies, we see this as potential upside when we begin cross-selling and expanding our opportunity in Asia Pacific.

Moving to margins, BioLife will be immediately accretive to our adjusted gross margin at closing. BioLife adjusted EBITDA margin as reported for 2025 was 26%, which excludes the burden of stock-based compensation. As recalculated to align with Repligen’s presentation, adjusted EBITDA margin was 4%.

When we account for year one synergies, we would expect a 2025 pro forma view of approximately 25% adjusted EBITDA margin for BioLife. And we see this growing over time as we further realize synergies and volume leverage. As it relates to synergies, we expect at least $20 million in year one, which increases to more than $30 million in year two.

This is composed of public company and G&A cost savings, along with supply chain and manufacturing efficiencies. The public company and G&A savings are straightforward, so I want to spend a minute on the supply chain and manufacturing efficiencies. As BioLife has mentioned publicly, they have faced some margin headwinds associated with their manufacturing process.

Given our operations experience, we have the ability to support the improvement of their yield. Beyond this, we see the opportunity to leverage our internal capabilities and collaborate with suppliers to generate further gross margin improvement once the deal closes. This represents a double-digit million annual synergy, which we expect to fully realize over three years.

Putting this all together, we see at least $0.05 of adjusted earnings per share accretion in year one and more than $0. 25 in year two. Though this deal is larger than we have executed in the past, we have a clear plan to deliver the straightforward synergies we have outlined and a plan to fully integrate over the next 12 to 24 months following the deal close. We are confident we have the team and a playbook to manage a successful integration, aided by the fact that as a public company, BioLife has built strong processes and procedures.

Now I’ll turn the call back to Olivier for closing comments.

Olivier Loeillot^ Thanks, Jason.

In closing on slide 11, we want to leave you with the following thoughts. First, the acquisition of BioLife fast tracks our leadership position in cell therapy. This is a rapidly growing market and a meaningful portion of our customers’ pipelines.

Second, it has a deeply embedded, trusted platform to our portfolio. BioLife has a highly differentiated portfolio of cell processing tools for the cell therapy market. This is a unique opportunity, a scaled asset that meets all of our deal criteria.

Third, BioLife is a market leader, which provides an opportunity for us to combine our commercial relationships and R&D engine for future growth. In addition, it adds a new growth factor, which we can further add to over time.

And finally, the transaction is financially compelling. It’s accretive to our growth, our margins, and year one adjusted EPS with very straightforward synergies. We’re excited to announce the addition of this growth vertical to our strong foundation. We look forward to discussing our Q2 results next week.

Operator, please open the line for questions.

QUESTION & ANSWER:

Operator^ Thank you. We will now begin the question-and-answer session. Please limit yourself to one question.

(Operator Instructions)

Please stand by while we compile the Q&A roster.

Your first question comes from Mac Etoch with Stephen Inc. Your line is open. Please go ahead.

Mac Etoch^ Hey, good morning and congratulations on the transaction.

Just one for me. Given BioLife’s broad penetration across cell therapy programs and commercial therapies, how meaningful of an opportunity is it to use those customer relationships to expand the adoption of Repligen’s existing bioprocessing portfolio?

Olivier Loeillot^ Good morning, Mac. That’s a really excellent question.

I think we said that a couple of times in the script today. We’re really going to benefit from each other’s contacts in the industry because we’re — obviously Repligen has a much bigger sales organization than BioLife does. These guys have been really working with all of these cell therapy companies for more than a decade now.

With the track record on the regulatory side, they have built really a lot of trust with those big cell therapy customers, including as well the smaller ones. And so I think we’re really going to benefit from each other quite a bit. We are really going to build a portfolio of cell therapy bioprocessing tools that can be really broad, Mac.

And I mean we mentioned like we are about to put in place an integrated solution offering for cell therapy. When you’re combining what they have and what we have, we’re probably going to have one of the broadest, if not the broadest overall solution for the cell therapy market. So we are going to open each other’s doors at some specific accounts. We are going to also combine our portfolio together. That will give us a real great story for those very important customers of both of us here.

Operator^ Your next question comes from the line of Anna Snopkowski with KeyBanc Capital Markets. Your line is open. Please go ahead.

Anna Snopkowski^ Hi. This is Anna Snopkowskion for Paul Knight. Congrats on the acquisition.

Maybe just a follow-up of the last question on the cross-selling side. Which Repligen products in particular do you think are most likely to be bundled with BioLife offerings? Would it be like the specialty resins or maybe ATS? And then do you think you have now an end-to-end portfolio on the cell therapy side? And if not, what gaps remain there?

Olivier Loeillot^ Yes. Good morning, Anna.

Yes, no, I think it’s really pretty much across the board. If I would have to pick up among all the products we have in our portfolio that I mentioned earlier, I would probably pick up fluid management first.

And when you think about it, there is a bunch of single-use components that are being used for the manufacturing of cell therapies. And in fact, I think Jason mentioned it earlier, I mean one of the challenges BioLife had recently was switching from some of their bottled customers to bag customers where they had some specific quality issues. So we’re also going to be able to leverage our knowledge in the field to help on that side very heavily.

But for customers specifically, and BioLife has done an amazing job to develop also very interesting solutions like CellSeal and a few other products, we’re going to have several single-use product opportunities to push across the entire board with those customers.

But it’s not going to be limited to that. We’re going to tell you next week a little bit more about this integrated solution business that we’re putting in place. We started doing it with antibody drug conjugate a few months ago. Now that we’ve got both the BioLife and the Repligen offering together, we are going to speed up accelerating that integrated solution offering for customers on the cell therapy side. And it’s going to be about helping them, supporting them for their entire workflow.

And in terms of the gaps we have, yes, we still have some gaps. I mean we also mentioned like we’re going to stay tuned on potential next acquisitions, which is why we love the deal we’ve made because we still have a lot of dry powder on the bank account that we want to complement with other parts of the cell therapy portfolio.

Whether some more cytokine, whether some more single-use solution, whether some more technologies that are specific to cell therapy, we’re going to figure that out in the next few months and years for sure.

Jason Garland^ I just wanted to add too, for clarity, we mentioned that even with all these cross-selling opportunities, right now we’ve been conservative in our model and we’ve got limited sales synergy baked in. So we do see this as a strong area of potential upside as we continue forward. We just wanted to give time for the teams to really build out that integration.

Operator^ Your next question comes from the line of Daniel Markowitz with Evercore ISI. Your line is open. Please go ahead.

Daniel Markowitz^ Hey, guys. Thank you for taking my question and congrats on the deal.

I’ll try the cross-selling synergies question as well. I look at BioLife, they have really impressive participation on both the commercial therapy and also participation on the clinical trial side. I guess, how would you characterize where your participation rate is today and use that to help frame where you think these cross-selling synergies could possibly go?

Olivier Loeillot^ Yes, no, I mean, BioLife has been almost 100% focused…

Daniel Markowitz^ …to where the cost synergies are.

Jacob Johnson^ Daniel, we lost the second half of your question. If you could repeat it, please.

Daniel Markowitz^ Sorry. I was asking in terms of quantifying it, could this come anywhere near the size of the cost synergies or just framing what the upside opportunity could look like? Thank you.

Olivier Loeillot^ Okay. Let me start maybe with the first part and I’ll let Jason tackle the second part.

So, it’s a fact that BioLife has been almost 100% focused on cell therapy. I mean, we have not. As you know, we are dealing with every single market segment of the biopharma industry and so on. So, it’s fair to assume like particularly at the earlier phase and so on for where the technology, the process are being developed, I would imagine the BioLife team had multiple touch points over the last decade and so on and we want to benefit from that very groundly, yes.

Well, one thing I’d like to mention is BioLife is very well known for their biopreservation media. They have a lot of other very interesting products and I just mentioned a couple of them. I mean, the hPL one, the human platelet lysate, it’s a culture supplement that is derived from human blood and that is kind of considered to be a growth factor, which is slowly but surely replacing a fetal bovine serum. And I mean, we are very excited about that because we know and I’ve been in that business for quite a while in my past life.

I mean, we know like partly on the cell therapy side, everybody is trying to switch to this type of product. So, BioLife has had multiple touch points over the last few years, early phases with those customers. That’s going to be a fantastic synergy for us to come and also talk about our technology like ATF, our fluid management product line and obviously all of our PAT technologies.

As you know, we acquired 908 last year and I mean a big chunk of the product from 908 are partly focused on cell therapy. So, the synergies for us are absolutely obvious. As Jason just mentioned, we wanted to and also to show you how straightforward the synergies are.

We assume like limited cell synergy for the next few years, but I personally assume we have a huge amount of upside on that side. But we wanted to just be a little bit careful on the potential synergies at least in the short term here.

Jason Garland^ Yes, I mean, we obviously did an extensive due diligence, but I think we need that time once the deal closes to really build out our broader knowledge and build out the integration plan.

Operator^ Your next question comes in the line of Matt Hewitt with Craig-Hallum. Your line is open. Please go ahead.

Matt Hewitt^ Good morning and like others, congratulations on the acquisition.

You noted and I think people understand that there’s a significant opportunity to grow BioLife’s products outside of the U. S. Obviously, just getting this started here, but as you look at it, what is the low-hanging fruit to really drive the growth OUS? Thanks.

Olivier Loeillot^ Yes, Matt, good morning.

I mentioned Asia a couple of times. Asia has always been close to my heart. I mentioned it several times. If there is really one geography where we can help BioLife accelerating their growth, it’s definitely going to be in Asia. I mean, and then for multiple reasons. First of all, we’ve had a lot of focus on it now for the last year and a half, two years with incredible growth, as you know, including China in the beginning of this year.

We’ve got a lot of team on the ground. We’ve got a lot of customer contact on the ground. And in Asia specifically, BioLife always went through distribution. So obviously, we love distributors, and we’re going to make sure the relationship stays very strong with those distributors who have done an amazing job.

But we think we can really help each other accelerating the growth by sitting directly with some of these big accounts, particularly in China. I mean, I don’t know if you all know that, but out of these 1,100 cell therapy products under development, 40%of these drugs are being developed in China right now.

So there is a huge opportunity in China, specifically across all of Asia as well. But that’s really where we are going to focus our efforts to start with very much. And then again, on the distribution partner side, making sure we support those distributors as well as BioLife did and continue to grow together across the entire portfolio here.

Matt Hewitt^ That’s great. Thank you.

Operator^ Your next question comes from the line of Puneet Souda with Leerink Partners. Your line is open. Please go ahead.

Puneet Souda^ Yes, hi, Olivier and team. Thanks for taking my questions.

First one on the cell therapy and market growth, could you elaborate your line of sight to cell therapy commercial approvals this year and next? And what upside could we see to that 23% market growth expectation? I’m asking that because, I mean, the commercial volumes of cell therapies are still limited, maybe mid-teens thousands or less than 20,000 annually. And the cost is a significant burden on making these therapies.

So I just want to understand how you’re thinking about scaling for something that is very costly today, but still has really good efficacy. The data has been good so far, but how are you thinking about scaling?

And then my second question is, congrats on the 13% organic growth here. That was ahead of us in the street on the quarter. But just wondering, could you talk a little bit about any push-outs or any delays that you’re seeing in the market? There was quite a bit of discussion yesterday by a larger peer on their resins portfolio. So just wondering if you’re seeing anything that speaks to any push-outs in your portfolio. Thank you.

Olivier Loeillot^ Hey Puneet, yes. So let me start with the second question first. And as you know, we are going to report out our Q2 results on Tuesday next week. So we’re going to provide you with a massive amount of detail, as we always do.

I’d just like to start by saying we’ve always been very transparent. And I think hopefully people appreciate that. I mean, last quarter, we did say, we did talk about the headwind we were seeing. And we are delighted to see that we delivered a fantastic quarter two.

So in fact, if you see where we were in quarter one, where we landed in quarter two, I mean, we feel even better than we were feeling probably a quarter ago. And we think we are set for what’s going to be a really good year for us across the board. But again, I’ll tell you much more next week.

I just want to mention, because we didn’t give the exact numbers, we had a terrific quarter on the margin side as well, which I think is a real testimony to what Jason and the entire team and myself have been doing in the last couple of years, getting fit for growth and making sure we were combining both top-line growth and margin growth at the same time. But we’ll give you many more details next week. Yes.

In terms of the first question, yes, you’re right. I mean, all what you said is actually right. We like cell therapy for a lot of different reasons. Let me give you first a couple of numbers that I think we didn’t share with you yet.

Our cell therapy business grew more than 70% last year. Up to date, this year, year-to-date, sorry, we’re growing more than 20% on the cell therapy side. So that’s just the first point for you to understand this business has been growing extremely nicely for us.

But what I think is probably more important is there have been eight approvals last year in 2025 around the world. There have been eight approvals this year so far in six months around the world as well. And the good news is two of them are in the U. S.

So I know we’re all very U. S. -centric and so on for a lot of good reasons. But outside of the U.S., this market is booming extremely rapidly. And we were so delighted to see a couple of approvals as well so far this year for cell therapy. So that’s one other checkpoints.

And I can tell you we did a very deep due diligence. I mean, we’ve been working on that deal for several months. And when I say several months, it’s more than half a year. So we’ve gone through a lot of exercise to really figuring out the data from every little angle and so on. And we’re absolutely confident that these commercial drugs are going to be growing more than 20% over the next five years.

The BioLife team has done an amazing job to be designing in seven of the top eight drugs. And anything you read about those drugs is that the care is going to be around 23% for the next five years.

And then you’ve got the funnel of opportunity, which is the second strongest funnel in the industry right after monoclonal antibody. And I could keep on going, keep on going. But the funnel of our customers, 23% of their funnel is in cell therapy.

So we all came to the conclusion, this is a market segment we absolutely need to have a play with, a stronger play. And I would just end up by telling you, like with this integrated solution, we are going to answer the last part of your first question, which is, yes.

There is challenges on cost. The more you’re going to be able to come with those customers with a really broad solution, workflow solution, the more you’re going to be able to help them fixing some of these pricing challenges they have. And that’s one of our missions. That’s one of the things we’re going to be very focused on.

Operator^ Your next question comes in the line of Matt Stanton with Jeffries. Your line is open. Please go ahead.

Matt Stanton^ Hey, thanks. Maybe just wanted to go to one of the comments in the deck. You noted pro forma new modalities will be about 25%, and that’s a tailwind for above-market growth potential. Just want to clarify, is that above market to challenging therapy market or the overall bioprocessing market? Maybe it’s both.

And then, Olivier, I would love to just get some of your thoughts on the clinical side. I think there’s no doubt around commercial cell therapies. But maybe just some views around the clinical side.

You have a pretty good view here, given you’re a strong player on cell therapy already. But what are you baking in terms of growth on the clinical side of BioLife’s portfolio as that matures in the coming years here? Thanks, guys.

Olivier Loeillot^ Absolutely. To answer to the first question, yes, it’s faster than the overall growth of the market. Yes, absolutely. This, we are absolutely totally convinced. We’ve seen it, and we expect it to keep on going for the next several years on that side for sure.

And then, sorry, can you repeat the second question?

Matt Stanton^ Clinical view.

Olivier Loeillot^ Oh, yes, clinical view. So, I think people start to know me a little bit. I’m trying to be cautious from all angles. And then when I say something, I want to make sure we’re going to be able to deliver.

So as far as the clinical funnel is concerned, we’ve taken a bit of a haircut. I’ll be very honest with you. I mean, we had a very open discussion with the BioLife team and so on.

And what they included in terms of potential FDA approval, particularly for the next three to five years, we’ve taken a pretty severe haircut to that in our model, which doesn’t mean we don’t think there will be FDA approval. We’re absolutely convinced there will be several FDA approvals.

Again, there have been two happening in the first half, and I’m pretty convinced there will be a few more coming in the rest of the year. But we’ve been pretty careful on our assumption in terms of growth coming out of the clinical trial stuff.

The great news again, and big credit to Rod, Troy, and the entire team there, is they are heavily designing. I think a couple of quarters ago, Rod mentioned they are in 80% of their Phase III drugs. They are in more than 70% of the Phase I/II, Phase II drugs.

So whatever is going to move forward is going to be extremely accretive to our future growth, and we’ve been very careful in our modeling for the next two to three years, particularly with those clinical trials moving forward here.

Matt Stanton^ Thanks. Congrats on the deal.

Olivier Loeillot^ Thanks.

Operator^ Your next question comes from Brendan Smith with TD Cowen. Your line is open. Please go ahead.

Brendan Smith^ Great. Thanks for taking the questions, guys, and congrats on the deal, too. Maybe just following up, Olivier, on your comments about age-specific, and it sounds like you see that as a real opportunity to grow BioLife business there.

I guess I’m just wondering if you expect it to also help grow Repligen exposure in the region. And then I guess conversely, if there are other levers, maybe in the U. S. and EU that Repligen can pull.

I guess kind of zooming out, I’m just wondering if you see opportunities to drive actual share higher for the BioLife business, just kind of given that they’re already north of 70%, or probably the lowest hanging fruit is really kind of maximizing geographic exposure opportunity.

Olivier Loeillot^ Yes. So, Asia, absolutely, totally convinced. Again, we are extremely connected. I mean, I brought two fantastic leaders, one leader for global Asia, one leader for China, who knows those markets from A to Z, and (inaudible) China one, which is why we started to have an incredible turnaround of business in the beginning of this year.

So in China, we know like all of the key biotech companies. And I know nobody knows about the big guys but companies, there’s a top five, 10 companies who are growing so fast, because they are all signing licensing deals with the big pharma in the U. S.

We’ve got the introduction there. And we are really going to make sure we accelerate the pickup of the business of biopreservation media. But what I really want to mention, again, is that this is not the entire portfolio of BioLife. And again, I think there’s a team that has done an amazing job to build one of the most comprehensive portfolios.

I already mentioned about hPL. They’ve got this great product called CellSeal, which is steroid containment for closed filling steps and so on, where I think there is a real need. And I mean, having spent time doing the due diligence in [Basel] and in Indianapolis, we’ve seen those product lines that are absolutely incredibly innovative and have high potential.

We really truly think we’re going to be able to push that in a much stronger manner than, obviously, the BioLife team could do with the limited amount of commercial resources they have.

So talking about synergies on the commercial side, we’re really going to be able now to push for the entire portfolio, including hPL, including all of our own products as well, as far as we present it as an integrated solution, which is our plan here.

Brendan Smith^ Got it. Thanks, guys. Congrats again.

Operator^ Your next question comes from Matt Larew, William Blair. Your line is open. Please go ahead.

Matt Larew^ Hi. Good morning, everyone. This being an acquisition of a larger, more scaled different business is very different than many of the things that Repligen has done in the past. Of course, ARTeSYN and Spectrum, I think we’re kind of mid-30s or $40 million.

So some scale, but this is a different, a different acquisition. And I think it requires different operational muscles probably than many of the deals you’ve done in the past, which are more technology focused or very early stage, probably limited commercial organizations.

Could you speak to kind of team readiness and perhaps any experience you have with similar deals? Obviously, Olivier, your background with life sciences like Cytiva.

And then to that point, maybe, Jason, if you could discuss that cadence of realization of some of the synergies in year one, and whether there was an attempt to be conservative in sort of the posturing to the Street on the cost side in the same way you are, [Sarah Lafreniere], taking on the sales side. Thank you.

Olivier Loeillot^ Thanks, Matt. Good to hear from you. So you’re right that it’s a larger deal than what we’ve ever done before. But if you compare some of the deals that were done in the past versus the size of the company at that time, in fact, it’s probably a little bit smaller than some of the deals that were done initially when Repligen was a much smaller company.

But anyway, you have to realize it’s a very big deal. It’s a very unique deal as well, and that’s really what I want to emphasize here. Again, it’s a very unique deal because it’s a very scaled asset and it’s a credit to every single financial.

I tell you, I mean, I’ve been in that industry for 30 years. And this is the first time in my entire career that I see a deal that is accretive across the board from a top line growth point of view. And I mean, we’re combining like the two real growth engine in the industry because we thought we were very good. But these guys are very, very good in terms of growth. So that’s the first piece.

Second piece, very accretive from a gross margin point of view. I mean, these guys are about 10 points higher than we are on the gross margin side.

And then, finally, obviously, this is going down to EBITDA margin and EPS. And I can tell you on the EPS side, I mean, we’re delighted to make a deal that is accretive already year one. I mean, I don’t think I’ve seen many of these deals in my past life. So again, that’s very, very interesting from a financial point of view.

Then what I think is, probably also very important, and Jason will give you more details about that, but it’s a very straightforward deal from two angles. It’s very straightforward in terms of synergies, but it’s also very straightforward in terms of integration.

Again, big credit to Rod and the team here that put in place very good ways of running the business, very well-established processes that will make it really a simple integration for us.

And then before I hand over to Jason on the synergies here, more specifically, you heard us talking about getting fit for growth. And then you heard us about putting in place the transformation office. I think you heard us saying, like, one of these projects on the transformation office is to improve our integration capabilities.

And then this we’ve been working on, like, for the last three to six months, I can guarantee you we are very well ready to integrate those guys.

But Jason, do you want to add on synergies?

Jason Garland^ Yes, the only other thing I’d add on the readiness for integration and fit for growth journey is we have an incredibly experienced operating team, right? Our COO and all of his team, which, again, I think will bring a great benefit and drive some of those cost of goods sold synergies that we outlined.

In terms of cadence, right, with — you think about with OpEx being about 75%, a lot of that is going to be driven by public company cost savings and G&A. So, again, as you can imagine, there’s going to be redundancy and structure with the consolidation into a single public company.

So we’ve already worked and aligned well with the BioLife leadership team. And so the good news is a lot of that will be really day one, right? So from a cadence, and then we’ll continue to execute that through to 2027, and then grow those synergies into the following years.

In terms of conservative on cost, yes, absolutely. We shared our view that we’ve got Carolina’s site, but certainly, we think there’s going to be other opportunities that as we dig in and spend more time with the team after closing that we’ll be able to identify and find other efficiencies.

I think, Brendan, probably some of those happen more year two-ish time, right, as we have more time to really dig in. But we think we’ve built out a straightforward synergy plan, both timing-wise and amount that allows for upside as we continue to learn more.

Operator^ Your next question comes from Mike Polark with Wolfe Research. Your line is open. Please go ahead.

Mike Polark^ Hi, good morning. Thank you for taking the question. I have two topics, one on the topic of commercial and clinical mix for BioLife. The deck says 46% of revenue is commercial today. Where might that be in three to five years as you roll out more approvals and the pipeline matures? That’s question one, the commercial-clinical mix.

And then question two is, as I look at their specific products, obviously, 80% to 85% of revenue is CryoStor, five other products collectively 15% to 20%. What’s the total opportunity for those other five? Are they smaller as a portion of BioLife because they’re newer to BioLife and so they’re just in earlier stages of the ramp?

Or are they smaller because the competitive landscape is different or they just address the cell therapy workflow in a different way? I’m just — I’m trying to understand in three to five years’ time, is CryoStor half of this revenue and these other products are the other half because they’re going to grow a lot faster? Or no, that might not be the case? Thank you.

Olivier Loeillot^ Hey, Michael. Yes, thanks for the question. So as far as commercial versus non-commercial, indeed, you’re right. They mentioned 46%. I think Rod also mentioned like — he’s thinking like probably by the end of this year he’s going to be closer to 55%.

So I don’t know. I mean, we’re going to learn much more about the business, obviously, between signing and closing, and even more after closing. What I’ve been experiencing too in the bioprocessing arena I’ve been now for the last 20 years plus or so is, typically, you’re going to move towards being 70, 30, maybe 75, 25 at some point.

Whether it’s in three years, four years, five years from now, it’s difficult to say, but I wouldn’t be surprised that’s what’s going to happen for us in the next three to five years.

And as far as the product portfolio, yes, of course, right, biopreservation media is the biggest chunk of business right now. We are very excited about the rest as well.

And I already mentioned earlier about the hPL product, about CellSeal. I didn’t talk so much about the Signata and ThawSTAR, which are two pieces of hardware that they have. The Signata is a benchtop, closed grid management system to automate the liquid handling for cell therapy, where ThawSTAR is helping with the sewing step.

I mean, I don’t think we’ve really started scratching the surface, to be honest, with some of these products. So again, among a lot of reasons why we’re excited, we really think like with the integrated solution team we’re going to put in place and combine with our own commercial organization, we’re going to be able to duplicate efforts on all of these new products.

And I wouldn’t be surprised we see higher growth for those products than we do for the — so, it’s a good product to have where we know biopreservation media is going to be growing very nicely, that the growth on that side is going to be a credit to our own Repligen growth.

I would really think that the rest of the portfolio could grow even faster with us putting much more focus than BioLife had the chance to do so far.

Operator^ Your next question comes in the line of Dan Leonard, with RBC. Your line is open. Please go ahead.

Dan Leonard^ Thank you very much. Just a clarification on those 2030 targets, Olivier. The goal to double revenue by 2030, this BioLife deal is included in that target and not incremental, correct? So that’s the clarification.

And then separately, could you just comment on the durability of BioLife’s growth rate beyond 2030? You gave the growth of the market through 2030, but longer dated in some of that clinical pipeline is in vivo cell therapies. Presumably, that would require a different workflow. I just love a few thoughts on the longer term outlook. Thank you.

Olivier Loeillot^ Yes, Dan, great question. So as far as the 2030 doubling target is concerned, this is excluding that deal. So that deal will be incremental to doubling the business. You might remember we said that we talked about the doubling last year for the first time and we say with modest M&A; obviously, we don’t consider this one to be a modest M&A.

So this would definitely be incremental to doubling the business mostly organically with maybe a couple of bolt-on. So that’s the first answer.

In terms of the growth of BioLife, again, I mentioned I’m careful. So you talked about in vivo and that’s a great question. I mean, obviously, there are a lot of talks happening right now about in vivo. I tell you, I’m very, very confident about that. I mean, you might have heard me repeating several times. We see all of these new modalities growing in two phases.

You’ve got really the first phase where a new modality comes and everybody is bullish about it, gets the same consultant telling them, oh, you need to switch 100 percent to that new modality because nothing else will stay alive for the next decade. And this is why a new modality starts growing very nicely.

And then after three years comes the hangover period where people realize, oh, my God, it’s extremely expensive. It’s difficult to run clinical trials. It doesn’t work as well as we thought it would and so on.

Then you go through that hangover period that can sometimes last like three years, five years, 10 years, depending on the case and so on. And then you finally enter into the second phase. We are acquiring BioLife at the time. I personally think we are entering into the second phase of cell therapy for probably about a couple of years.

As far as in vivo is concerned, we are just at the early beginning of the first phase. I mean, I think there are only 40 pre-clinical drugs developed mostly in China right now, by the way. And I think for drugs in Phase 1, that’s it. So, I mean, it’s very fair to assume it’s, at least, a 10, if not 15-year journey before you’re going to start to see in vivo becoming really sizable.

And I can guarantee you by then you will still have monoclonal antibody, you will still have antibody drug conjugates, you will still have cell and gene therapy and so on and so on. So we were actually very confident about that, so.

Dan Leonard^ Got it. Thanks for that perspective. Appreciate it.

Operator^ We have reached the end of our question-and-answer session. I will now turn the call back to Olivier Loeillot for closing remarks.

Olivier Loeillot^ Thank you. Well, thanks for joining us at very short notice. I mean, you hear us. We are extremely excited. We think it’s a fantastic opportunity for the company and for both companies, I should say. And we are really looking forward to welcoming the BioLife team as fast as possible.

And we’re also very excited about talking to you again next week for our Q2 earning call. Have a great day. Thanks.

Operator^ This concludes today’s call. Thank you for attending. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements include statements regarding, among other things, the expected benefits of the transactions and Repligen’s ability to recognize the benefits of the transactions; the anticipated timing of the closing of the transactions; the anticipated financial impact of the transactions on Repligen and the belief that this is a financially compelling transaction and accretive in the near-term; expectations for Repligen’s performance following the transactions, including future financial and operating results; beliefs that the transactions will accelerate profitable growth; beliefs and expectations about the cell therapy industry, including its growth, and BioLife’s position as a highly-differentiated cell processing tool leader; anticipated synergies; beliefs about the drivers for future growth following the transactions, including with respect to the pipeline and regulatory matters; the expected impact on customers and revenue opportunities; Repligen’s second quarter results, including revenue growth and expectations for strong margin expansion and Repligen’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the transactions, or the expected benefits of the transactions); the failure to obtain BioLife stockholder approval or to satisfy any of the other conditions to the transactions on a timely basis or at all; the possibility that the anticipated benefits of the transactions, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the transactions may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the transactions and other factors that may affect future results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026 BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025, BioLife’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, in each issuer’s respective Current Reports on Form 8-K and in other documents Repligen and BioLife file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the transactions, Repligen will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of BioLife and a prospectus of Repligen (the “proxy statement/prospectus”), and each of Repligen and BioLife may file with the SEC other relevant documents regarding the transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY REPLIGEN AND BIOLIFE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REPLIGEN, BIOLIFE AND THE transactions. When final, a definitive copy of the proxy statement/prospectus will be mailed to BioLife stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Repligen and BioLife, free of charge from Repligen or BioLife or from the SEC’s website when they are filed. The documents filed by Repligen with the SEC may be obtained free of charge at Repligen’s website, at www.repligen.com, or by requesting them by mail at Repligen Corporation, 41 Seyon Street Building 1, Suite 100 Waltham, Massachusetts 02453, Attention: Corporate Secretary. The documents filed by BioLife with the SEC may be obtained free of charge at BioLife’s website, at www. biolifesolutions.com, or by requesting them by mail at BioLife Solutions, Inc., 3303 Monte Villa Parkway, Suite 310, Bothell, WA 98021, Attention: Corporate Secretary. The information included on Repligen’s and BioLife’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

Repligen and BioLife and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioLife in respect of the transactions. Information about Repligen’s directors and executive officers is available in Repligen’s proxy statement, dated April 2, 2026, for its 2026 Annual Meeting of Stockholders, and other documents filed by Repligen with the SEC. Information about BioLife’s directors and executive officers is available in BioLife’s proxy statement, dated July 8, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioLife with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Repligen or BioLife as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.